Exhibit 12.1

TTM TECHNOLOGIES, INC.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	December 28, 2015	December 29, 2014	December 30, 2013	December 31, 2012	December 31, 2011
	(In thousands)
Fixed Charges:

Interest expense	$59,753	$23,830	$24,031	$25,784	$26,504
Interest capitalized	888	551	1,125	1,774	1,828
Estimated interest within rental expense	2,454	1,244	1,121	1,034	994

Total Fixed Charges	63,095	25,625	26,277	28,592	29,326

Earnings:

Net (loss) income	(25,618)	14,693	23,893	(181,100)	47,227
Fixed charges per above	63,095	25,625	26,277	28,592	29,326
Income tax provision	34,594	7,598	15,879	12,728	26,005
Less: capitalized interest	(888)	(551)	(1,125)	(1,774)	(1,828)
Amortization of interest capitalized	391	316	325	278	235

Total earnings	71,574	47,681	65,249	(141,276)	100,965

Ratio of fixed charges	1.1x	1.9x	2.5x	n/a (1)	3.4x

(1)	Earnings were not sufficient to cover fixed charges for period indicated. Additional earnings of $169,868 for the year ended December 31, 2012 would have been required to achieve a ratio of 1: 1.